September 3, 2024

Thomas Fahnemann
Chief Executive Officer
Glatfelter Corp
4350 Congress Street, Suite 600
Charlotte, NC 28209

       Re: Glatfelter Corp
           Registration Statement on Form S-4
           Filed on August 23, 2024
           File No. 333-281733
Dear Thomas Fahnemann:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed August 23, 2024
Material U.S. Federal Income Tax Consequences, page 215

1. We note you have included a short-form tax opinion as Exhibit 8.1 to the registration statement. Please revise this section to state clearly that the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. Refer to Sections III.B and III.C of Staff Legal Bulletin 19 for guidance. Without limitation, address the following:

              Revise disclosures on pages 216 and 217 that appear to inappropriately condition the opinion: "Provided Berry receives the IRS Ruling and the Tax Opinion, the Spinco
            Distribution, so qualifies as a tax-free distribution, and the IRS Ruling and Tax
            Opinion continue to be valid, and in full force and effect" and "Provided that Berry receives the Tax Opinion, the Merger so qualifies as a 'reorganization,' and the Tax
            Opinion continues to be valid, and in full force and effect." September 3, 2024
Page 2


                Revise disclosure on page 218 that assumes the reverse stock split will not be integrated, and effectively describes the related tax consequences hypothetically, to fully discuss the expected tax treatment and consequences. If this opinion is subject to uncertainty, counsel may issue a "should" or "more likely than not" opinion, disclose why it cannot give a "will" opinion, describe the degree of uncertainty in the opinion, and provide relevant risk factor disclosure.
Exhibits

2. Please revise the tax opinion filed as Exhibit 8.1 to address the following:

                The assumptions in paragraphs (b)-(d) appear to inappropriately refer to the registration statement in contractual terms. Counsel may assume that the registration statement has been declared effective pursuant to the Securities Act. Refer to Section
              II.B.3.a of Staff Legal Bulletin 19.

                The assumptions in paragraphs (c) and (d) appear overly broad. Refer to
              Sections II.B.3.a and III.C.3 of Staff Legal Bulletin 19 for guidance.

                The statement, "no opinion should be inferred as to the tax consequences, whether federal, state, local or foreign, of any transactions related to the Statements," appears inconsistent with your opinion "as to the material United States federal income tax consequences of the Spinco Distribution . . . and the Merger." General

3.     Please include a form of proxy card marked as    preliminary    in your
next amendment.
       Note that this should be filed as an appendix rather than an as exhibit. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4.
 September 3, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing